# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: OHIO VALLEY BANC CORP, CIK 0000894671
CUSIP: 677719106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 420 THIRD AVE, GALLIPOLIS, Ohio (OH), 45631
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001911860

## Reporting persons
- Bell Edward Allen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 355,899.72; shared voting power 0; sole dispositive power 54,666.72; shared dispositive power 301,233; aggregate amount beneficially owned 355,899.72 (7.6% of the class)

## Item 1. Issuer
Name of issuer: OHIO VALLEY BANC CORP
Address of issuer's principal executive offices: 420 THIRD AVE, GALLIPOLIS, OHIO, 45631

## Item 2. Person Filing
Name of person filing: Edward Allen Bell
Address of principal business office or, if none, residence:
5521 Ohio River Road
Point Pleasant, WV 25550
Citizenship: West Virginia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 355899.72
Percent of class: 7.6
Sole power to vote or to direct the vote: 355899.72
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 54666.72
Shared power to dispose or to direct the disposition: 301233

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Bell Edward Allen: Edward Allen Bell, Edward Allen Bell (02/14/2025)